PA136
ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Amendatory Endorsement for Grantor Trust
As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached.
The following changes are made to your Contract.
If the Owner of the Contract is a grantor trust not established by a business, the following Death of Annuitant for Grantor Trust provision applies upon the death of the Annuitant in place of the Death of Annuitant provision in your Contract:
Death of Annuitant for Grantor Trust If the Annuitant dies prior to the Payout Start Date and the Owner is a grantor trust not established by a business, the new Owner will be the Beneficiary(ies) as described in the Beneficiary provision.
If there is more than one new Owner taking a share of the Death Proceeds, described in the Death Proceeds provision of the Contract, each new Owner will be treated as separate and independent Owner of his or her respective share of the Death Proceeds. Each new Owner will exercise all rights related to his or her share of the Death Proceeds, including the sole right to elect one of the Option(s) described in the Contract, subject to any restrictions previously placed upon the new Owner. Each new Owner may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the Option chosen by the original new Owner.
If any new Owner is a non-living person, all new Owners will be considered to be non-living persons for the below purposes.
The Options available to the new Owner will be determined by the applicable following Categories in which the new Owner is defined. If the new Owner took ownership as the Beneficiary, the new Owner's Options will be subject to any restrictions previously placed upon the Beneficiary. An Option will be deemed to have been chosen on the day we receive written notification in a form satisfactory to us.

Category 1. If the Annuitant's spouse is the sole new Owner of the entire Contract, the new Owner must choose from Options A, B,
C or D, described in the Death of Owner provision in your
Contract. If the new Owner does not choose one of these
Options, Option D will apply.

Category 2. If the new Owner is a living person who is not the
Annuitant's spouse, or if there are multiple living new
Owners, the new Owner(s) must choose from Options A, B or C, described in the Death of Owner provision in your Contract. If a new Owner does not choose Option A, B or C, Option C will
apply for such new Owner.

Category 3. If the new Owner is a corporation, trust or other non-living person, the new Owner must choose from Options A or
C, described in the Death of Owner provision in your Contract.
If the new Owner does not choose Option A or C, Option C will apply.

Under any of the Options, all ownership rights, subject to the conditions stated in this provision or any restrictions previously placed upon the Beneficiary, are available to the new Owner from the date of the Annuitant's death to the date on which the Death Proceeds are paid.
We reserve the right to offer additional Death of Annuitant for Grantor Trust Options.

If the Annuitant dies after the Payout Start Date, refer to the Payout Phase section of your Contract.
Except as amended by this endorsement, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer